Exhibit 99.2

TERMINATION AND RELEASE AGREEMENT

This TERMINATION AND RELEASE AGREEMENT (this “Agreement”) is entered into effective as of December [●], 2021 (the “Effective Date”) by and between Color Star Technology Co., Ltd., incorporated under the laws of the Cayman Islands (the “Company”) and Hou Sing International Business Limited (the “Purchaser”), a company incorporated under the laws of Hong Kong and a major shareholder of the Company (individually “Party” and collectively “Parties”).

RECITALS

WHEREAS, the Company and the Purchaser are parties to a securities purchase agreement effective as of November 30, 2021 (the “SPA”), attached hereto as Exhibit A; and

WHEREAS, the Parties desire to mutually terminate the SPA.

NOW, THEREFORE, the Parties hereby agree as follows:

Article 1
termination and release

Section 1.1 Termination and Release. In consideration of the premises herein contained and other good and valuable consideration, the receipt and adequacy of which are hereby acknowledged, the Parties agree that the SPA is hereby terminated as of the Effective Date, and the Parties are each released from any and all duties and obligations under the SPA.

Section 1.2 Waiver of Termination Compensation. For the avoidance of doubt, upon termination of the SPA, neither Party shall be liable to the other Party for, and the other Party hereby waives, all rights to compensation and all claims of any kind whether on account of the loss of present or prospective profits, or anticipated orders, or expenditures, investments or commitments made in connection with the SPA, goodwill created, or on account of any other cause whatsoever.

Article 2
General Provisions

Section 2.1 Amendments and Supplements. This Agreement may be amended or supplemented by additional written agreements, sections or certificates, as may be mutually determined in writing by the Parties from time to time to be necessary, appropriate or desirable to further the purpose hereof, to clarify the intention of the Parties or to add to or modify the covenants, terms or conditions hereof or thereof.

Section 2.2 Authorization. The Parties hereby certify that they are respectively properly authorized to perform the obligations set forth in this Agreement.

Section 2.3 Counterparts. This Agreement may be signed in any number of counterparts and by the Parties on separate counterparts, each of which when so executed shall be an original, but all counterparts shall together constitute one and the same document.

Section 2.4 Entire Agreement. This Agreement (including its Exhibit(s) and any amendments) contains the entire agreement of the Parties with respect to the subject matter of this Agreement, except for agreements referenced in this Agreement, and supersedes all previous communications, representations, understandings and agreements, either oral or written, between the Parties with respect to the subject matter hereof.

Section 2.5 Governing Law and Jurisdiction. All questions, claims, disputes or litigation concerning or arising from the construction, validity, enforcement and interpretation of this Agreement shall be governed by and construed and enforced in accordance with the internal laws of the State of New York, without regard to the principles of conflicts of law thereof. Each party agrees that all legal proceedings concerning the interpretations, enforcement and defense of the transactions contemplated by this Agreement (whether brought against a party hereto or its respective affiliates, directors, officers, shareholders, partners, members, employees or agents) shall be commenced exclusively in the state and federal courts sitting in New York, New York. Each party hereby irrevocably submits to the exclusive jurisdiction of the state and federal courts sitting in New York, New York, for the adjudication of any dispute hereunder or in connection herewith or with any transaction contemplated hereby or discussed herein (including with respect to the enforcement of this Agreement), and hereby irrevocably waives, and agrees not to assert in any suit, action or proceeding, any claim that it is not personally subject to the jurisdiction of any such court, that such suit, action or proceeding is improper or is an inconvenient venue for such proceeding. Each party hereby irrevocably waives personal service of process and consents to process being served in any such suit, action or proceeding by mailing a copy thereof via registered or certified mail or overnight delivery (with evidence of delivery) to such party at the address in effect for notices to it under this Agreement and agrees that such service shall constitute good and sufficient service of process and notice thereof. Nothing contained herein shall be deemed to limit in any way any right to serve process in any other manner permitted by law.

Section 2.6 Headings; Construction. The headings in this Agreement are for convenience only and will not be construed to affect the meaning of any provision of this Agreement. Any use of “including” shall also be deemed to mean “including without limitation”.

Section 2.7 Severability. If any provision in this Agreement shall be found or be held to be invalid or unenforceable, then the meaning of said provision shall be construed, to the extent feasible, so as to render the provision enforceable, and if no feasible interpretation would save such provision, it shall be severed from the remainder of this Agreement which shall remain in full force and effect unless the severed provision is essential and material to the rights or benefits received by any Party. In such event, the Parties shall use good faith efforts to negotiate a substitute, valid and enforceable provision or agreement that most nearly effectuates the Parties’ intent in entering into this Agreement.

Section 2.8 Successors and Assigns. This Agreement shall be binding upon and shall inure to the benefit of the Parties hereto and their respective successors and permitted assigns. Neither Party may assign its rights or obligations hereunder without the prior written consent of the other Party, which consent shall not be unreasonably withheld or delayed. No assignment shall relieve the assigning Party of any of its obligations hereunder.

Section 2.9 Waiver. Any waiver of the provisions of this Agreement or of a Party’s rights or remedies under this Agreement must be in writing to be effective. Failure, neglect or delay by a Party to enforce the provisions of this Agreement or its rights or remedies at any time will not be construed and will not be deemed to be a waiver of such Party’s rights under this Agreement and will not in any way affect the validity of the whole or any part of this Agreement or prejudice such Party’s right to take subsequent action. Any waiver, amendment or other modification of any provision of this Agreement will be effective only if in writing and signed by the Parties.

[Signature Page Follows]

IN WITNESS WHEREOF, the Parties have caused this Agreement to be duly executed and delivered as of the Effective Date.

Color Star Technology Co., Ltd.

By:
Name:
Title:
Date:

Hou Sing International Business Limited

By:
Name:
Title:
Date:

EXHIBIT A